INVEST IN **SLO - FUNCTIONAL CLOTHES THAT LAST**

The slow fashion revolution giving function, fit, and quality back to the masses

PITCH VIDEO   INVESTOR PANEL



slø
not fast fashion.

slojeans.co   Los Angeles CA

Retail   B2C   Female Founder   Social Impact   Fashion

LEAD INVESTOR



Lucas Pierre Bonavita Lead Investor

Fast fashion is a bygone era. The time to stop producing petrochemical based clothing was 50 years ago. I truly believe that Slo is the new wave of sustainable clothing. I've known Kristian for 7 years, and his commitment, diligence, and drive are like no other. If there is someone who can change the world of fashion, it's him. The explosion on Tik Tok has shown how young, bright people can come together and crowdsource investment to make the world a better place. You bet I want to be a part of that.

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. 10+ Million Views on Tik-Tok in the first two weeks, 500+ media mentions, 150k site visits Week 1.
2. Founder @kristianfrommntn gained 550k + Followers in less than 7 days with the idea
3. 45.000+ People have joined our waitlist in the first 60 days
4. Durability is a major issue with women's Jeans, causing massive amounts of environmental waste
5. Backed by a founding team with fashion, marketing, and social media expertise
6. The Womens fashion market is a $800b market that needs disrupting
7. The Non-binary/Gender Neutral Fashion market is unbelievably underserved.
8. First of its kind sizing system, built on a 5 point measurement system delivering a tailored feel.

Our Team



Kristian Hansen CEO & Founder

4x founder - 600k+ Followers on Social Media @kristianfrommntn - Experienced Fashion and D2C Entrepreneur. Data Analytics & Climate Science @ UPenn

After founder Kristian accidentally bought a pair of women's jeans at a thrift shop, it started a journey of discovery into how poorly made women's clothing has become. After noticing the problem and posting it on Tik-

Tok, Kristian began looking for a solution for the everyday problem that is affecting the lives of millions of people.



Elise Namnoum Chief Operation Officer & Co-Founder

Previous COO of MNTN Co - Experience in Social Media Leadership and Development and Overall Operations - Linguistics and Marketing @ Boston College



Cindel Corbett Lead Designer

Kent State University Fashion Design



Molly Mcnulty Head of Brand Partnerships

Led MNTN Division in acquiring over 100 strategic partnerships



Jade Lehrmann Tik-tok & Social Media Team



Caitlin Lota Social Media Manager



Marshall Conley Chief Marketing Officer & Co-Founder

Innovative Business Development and Marketing Strategist equipped with six years of experience developing and executing market development, business growth, and strategic communications processes for startup companies and major clients.



Rachel Bouchard Fashion Design Consultant

Experience working on Denim Projects at Calvin Klein, Diesel, and TopShop



Taya Lafontaine Public Relations & Tik-tok Team



Zeena Mawlawi Fashion & Design Consultant

McGill University Psychology graduate Fluent in 5 languages Fashion trend research experience and data processing



Skyla Konesky Social Media Team



Anna Tauzon Social Media Team



Kristian Hansen

Pitch


not fast fashion.
slø


slø
slow fashion is the future.
Gender Neutral, High Quality, Sustainable, Ethically Produced, and innovativly designed to actually fit the masses.


This is an apology to all of the women in the world
once, upon a time...
a random Tik-Tok user named Kristian accidentally bought a pair of women's pants at a thrift shop...
little did he know it would start a revolution against fast fashion...
slø


after comparing them to men's jeans for the world to see...
Millions of women everywhere were absolutely outraged, and rightfully so.
slø
Standard bottle of wine


Kristian asked, "what does your dream pair of jeans look like?"
and within 48 hours, over 20,000 people had described their perfect pair of pants
an unprecedented community-driven project had


begun.
slø


slø
through colleagues and partners at MNTN Co, the team was born.
A team of women from different backgrounds, perspectives, and experiences


slø
not fast fashion.


Ladies, we didn't forget about the...
Pockets. Refinforced Thighs. Double beltloops. Stretch. Adjustable Waistband. Hidden Pockets. All around durabilty.
but we've gone even further...


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Our Mission
To provide functional, high quality, sustainably made jeans (and clothes) that are built to fit all bodies no matter your age, shape, gender, size or background.
Because everybody deserves clothes that make them feel confident and make their lives easier.


FAST FASHION
slø fashion


Low Quality Products Designed for quick mass consumption
Unsustainable, poor labor standards, and cheap material
Thousands of new garments end up being burned, discarded, or destroyed
standardized gendered sizing that doesn't work for the majority of the population
High quality products built to last you years.
sustainable materials and the highest labor standards
Every garment sent into production has been specifically ordered - no waste.
a sizing system based on personal measurements, that fits all genders, sizes, and shapes.


slø
truly gender neutral.
our products will not be sorted by "men's" or "women's" allowing people the freedom to choose what they want, not what they are being told to wear. Our sizing system will ensure our products will fit all bodies.


the slø model
Step 1
Order your jeans on our site, giving us your measurements, style choice, and preferences.
Step 2
We build the product based on the size we match you to from our super wide range of sizes.
Step 3
Your jeans are delivered to you anywhere in the world, made specifically for you with love.


slø key metrcs
900k
follower growth in 30 days on Social media
45k
waitlist sign-ups via newsletter
150k
people have expressed interest in purchasing


slø
Prospective Timeline
our current timeline
MARCH
APRIL
MAY
Prototyping and sampling with members of the community
Orders open on slø.co and will remain open for 14 days
Orders begin to ship to customers everywhere in the world
We will be launching this slow fashion model every month moving forward.

subject to change as a result of delays, COVID19 restrictions or issues, or manufacturing constraints


slø sizing system
designed to accomodate every body.
You give us your measurements for...
Waist x Hips x Thighs x Length
Height x Rise x Shape
Our AI powered algorithm matches you to the perfect pair from our size set that is 6x larger than a traditional size set, calculating the perfect fit no matter your size, gender, or ratios


How will we take measurements?
slø sizing system
designed to accomodate every body.
We don't expect people to measure themselves.
Using some of the world's most advanced measurement technology, simply by taking two photos of yourself with your smartphone we will be able to accurately take over 80 measurements of your body and build a 3D model to match you to the perfect size
You will also have the ability to shop by "standard size" if you know your size, or by answering a 5 question quiz about how other brands fit you.


slø
democratizing fashion
We will be making a huge variety of styles, cuts, rises, colors, and fits available with each launch.
There will be a minimum order number to put a particular style into production and once that number is hit, the product will immediately go into development, giving the community the power to choose the collections.
Don't worry if it doesn't make the cut, you can select backup options to ensure you get a pair, or we'll refund you immediately


slø
Based on our current growth trojectary, launch alert sign up, 100k+ comments of support, and website traffic in the first two weeks of the project alone, we estimate that we will sell 40,000 pairs of jeans in 2022.
40,000
orders estimated in 2022

Forward looking projections cannot be guaranteed.


Why invest in slø?
• Our team has extensive experience in Fashion Entrepreneurship,



• The Women's fashion market is a 800 billion dollar industry that has not been properly disrupted in almost 50 years.
• We've started a social media backed revolution to bring pockets, function, and durability to provide women and non-binary people options that men have had for years.
• Every dollar invested in slow fashion is a dollar against fast fashion and ultimately a dollar towards a better more sustainable future.
ast fashion.



How does this investment work?
We're raising a funding round via a SAFE (an investment contract between a startup and an investor that gives the investor the right to receive equity of the company on certain triggering events)
So what does this mean?
Just as all investments are essentially calculated bets in companies, this contract is essentially betting we will meet a future value.
In short - by investing today you believe that at some point in the future we will be worth $3.5m (which means you bet we'll sell approximately 35,000 pairs of jean).
We're currently estimating 40,000 pairs year 1
slø

Forward looking projections cannot be guaranteed.



When would I make money?
Unlike buying stock in a publically traded company, when investing in start-ups you'll become a longer term shareholder. Start-up investments are high risk but very high reward, so only invest what you are able to potentially lose.
There are a few instances in which your investment will offer returns.
If another company buys slø in an acquisition, you will be given a % of the deal based on your equity.
For example: if you own 1% of the company and we are acquired for 100m, your shares would be worth 1m
You will also potentially be able to sell your equity at each funding round (which occurs typically once every 12-14 months) The valuation in which we are raising becomes the value of your equity. If we are raising at a 10m valuation and you own 1% you can sell your shares for $100,000
slø

Forward looking projections cannot be guaranteed.



slø
Welcome to the
Slø Fashion Revolution.